April 16, 2020

Zhenyu Wu
Chief Financial Officer
Elite Education Group International Ltd
1209 N. University Blvd.
Middletown, OH 45042

       Re: Elite Education Group International Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted April 3, 2020
           CIK 0001781397

Dear Mr. Wu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management's Discuss and Analysis of Financial Condition and Results of Operations, page 30

1. We note your risk factor disclosure regarding the COVID-19 pandemic on page 11, and that you disclose that "[i]t is presently unknown whether and to what precise extent the
       Company's operations may be affected if the pandemic persists for an extended period of time." In light of changing trends and the overall economic outlook, please discuss how you expect the global outbreak of COVID-19 to impact your future operating results and near-term financial condition. Please refer to CF Disclosure Guidance Topic No. 9
       (March 25, 2020).
 Zhenyu Wu
FirstName LastNameZhenyu Wu Ltd
Elite Education Group International
Comapany NameElite Education Group International Ltd
April 16, 2020
Page 16,
April 2 2020 Page 2
FirstName LastName
       You may contact Tony Watson at 202-551-3318 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services